SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

TerreStar Corporation
(Name of Subject Company (Issuer))
and
TerreStar Holdings Inc.
(Name of Additional Filing Person (Offeror))

Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series C Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series D Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series E Junior Participating Preferred Stock of TerreStar Corporation, Par Value $0.01 Per Share
Series A Preferred Stock of TerreStar Networks Inc., Par Value $0.01 Per Share
Series B Preferred Stock of TerreStar Networks Inc., Par Value $0.01 Per Share
 (Title of Class of Securities)

881451207 Series A Cumulative Convertible Preferred Stock of TerreStar Corporation
881451306 Series B Cumulative Convertible Preferred Stock of TerreStar Corporation
(CUSIP Number of Class of Securities)

Douglas Brandon
General Counsel and Secretary
12010 Sunset Hills Road
6th Floor
Reston, Virginia 20190
(703) 483- 7800
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

COPIES TO:
Bruce Mendelsohn, Esq.
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, New York 10036

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$419,812,000	$23,425.51

*   Calculated solely for purposes of determining the amount of the filing fee. Pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, the Transaction Valuation was calculated assuming that all outstanding shares of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, Series C Preferred Stock of TerreStar Corporation, Series D Preferred Stock of TerreStar Corporation, Series E Junior Participating Preferred Stock of TerreStar Corporation, Series A Preferred Stock of TerreStar Networks Inc., Series B Preferred Stock of TerreStar Networks Inc., each with par value $0.01 per share, are being exchanged per the exchange offer for the Series F Preferred Stock of TerreStar Holdings Inc. and the Series G Junior Preferred Stock of TerreStar Holdings Inc.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, and Fee Advisory #5 for Fiscal Year 2009 issued by the Securities and Exchange Commission, equals $55.80 per million of the value of the transaction.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $23,425.51	Filing Party: TerreStar Corporation
Form or Registration No.: Schedule TO	Date Filed: October 9, 2009

 ☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Items 1 through 11.

This Amendment No.1 (“Amendment No.1”) amends the Tender Offer Statement on Schedule TO filed on October 9, 2009 by TerreStar Corporation, a Delaware corporation (“TSC”) and TerreStar Holdings Inc., a Delaware corporation and a direct wholly-owned subsidiary of TSC (“Holdings”) to exchange (each, an “Exchange Offer” and collectively, the “Exchange Offers”) (i) all outstanding shares of Series A and B Cumulative Convertible Preferred Stock of TSC (“Series A and B Preferred”) for up to 408,500 shares of Series F Preferred Stock of Holdings (“Sub Series F Preferred”), (ii) all outstanding shares of Series C and D Preferred Stock of TSC (“Series C and D Preferred”) and all outstanding shares of TerreStar Networks, Inc.’s (“TSN”) Series A and B Preferred Stock, (“TSN Series A and B Preferred”) for up to 10,000 shares of Sub Series F Preferred, and (iii) all outstanding shares of Series E Junior Participating Preferred Stock of TSC (“Series E Preferred,” and collectively, with the Series A and B Preferred, the Series C and D Preferred and the TSN Series A and B Preferred, the “Original Securities”) for up to 1,200,000 shares of Series G Junior Preferred Stock of Holdings.  In connection with the Exchange Offers, TSC is also soliciting (the “Solicitation”) consents to certain proposed amendments to the certificate of designations of the Series B Cumulative Convertible Preferred Stock of TSC, which governs the terms of the Series B Cumulative Convertible Preferred Stock of TSC.  The Exchange Offers and Solicitation shall be subject to the terms and conditions of the Offering Memorandum (“Offering Memorandum”) dated October 9, 2009, and the related Letter of Transmittal (“Letter of Transmittal”).

All information contained in the Offering Memorandum and the Letter of Transmittal is hereby expressly incorporated herein by reference with respect to Items 1 through 11, except that such information is amended and supplemented to the extent specifically provided herein.

TSC and Holdings are filing this Amendment No. 1 to the Schedule TO to report the results of the Exchange Offers and Solicitations that expired at 5 p.m., New York City time, on November 10, 2009 (the “Expiration Date”) as set forth in the Offering Memorandum.  As of the Expiration Date, TSC and Holdings have terminated the Exchange Offers and Solicitations because a number of conditions precedent to the Exchange Offers and Solicitation have not been satisfied.  Under the terms of the Exchange Offers and Solicitations, TSC and Holdings were entitled to terminate the Exchange Offers and Solicitations at “any time” if any of the conditions had not been satisfied.  As of the Expiration Date, none of the following conditions were satisfied: the condition requiring the receipt of all required approvals and consents or waivers thereof, from certain TSC equity holders and TSN debt holders, the minimum tender condition, and the minimum common stock price condition.  As a result of the termination of the Exchange Offers and Solicitation, TSC and Holdings have instructed the exchange agent to promptly return any Original Securities that were tendered to the tendering holders of the Original Securities.

TSC and Holdings continue to consider their options and may, including in the immediate future, commence a tender offer or exchange offer which differs from the Exchange Offers and Solicitation in its terms and/or structure.  In addition, TSC and Holdings may acquire all or a portion of the Original Securities through privately negotiated transactions or otherwise, upon such terms and consideration as TSC and/or Holdings may determine, which may differ from the Exchange Offers and Solicitation in price and/or consideration.

Item 12. Exhibits.

See Exhibit Index immediately following the signature page.

Item 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRESTAR CORPORATION
TERRESTAR HOLDINGS INC.

By: /s/ Douglas Brandon

Name: Douglas Brandon

Title: General Counsel and Secretary

Dated: November 10, 2009

EXHIBIT INDEX

(a)(1)	Offering Memorandum, dated October 9, 2009, incorporated herein by reference from Exhibit (a)(1) to Schedule TO filed on October 9, 2009

(a)(2)	Letter of Transmittal, incorporated herein by reference from Exhibit (a)(2) to Schedule TO filed on October 9, 2009

(a)(3)	Notice of Guaranteed Delivery, incorporated herein by reference from Exhibit (a)(3) to Schedule TO filed on October 9, 2009

(a)(4)	Notice to Preferred Stockholders, incorporated herein by reference from Exhibit (a)(4) to Schedule TO filed on October 9, 2009

(a)(5)	Notice to Broker-Dealers, incorporated herein by reference from Exhibit (a)(5) to Schedule TO filed on October 9, 2009

(b)	Not Applicable

(c)	Not Applicable

(d)(1)	Certificate of Designations of the Series A Cumulative Convertible Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.2 to Form 8-K filed August 3, 2005

(d)(2)	Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.1 to Form 8-K filed October 31, 2005

(d)(3)
Certificate of Designations of the Series E Junior Participating Preferred Stock, Series C Preferred Stock and Series D Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit 3.8 to Form 8-K filed August 11, 2008

(d)(4)
Certificate of Designations of the Series A Preferred Stock and Series B Preferred Stock of TerreStar Networks Inc., incorporated herein by reference from Exhibit (a)(1) to Schedule TO filed on October 9, 2009

(d)(5)	Certificate of Designations of the Series F Preferred Stock of TerreStar Holdings Inc., incorporated herein by reference from Exhibit (a)(1) to Schedule TO filed on October 9, 2009

(d)(6)	Certificate of Designations of the Series G Junior Preferred Stock of TerreStar Holdings Inc., incorporated herein by reference from Exhibit (a)(1) to Schedule TO filed on October 9, 2009

(d)(7)
Amended and Restated Certificate of Designations of the Series B Cumulative Convertible Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit (a)(1) to Schedule TO filed on October 9, 2009

(d)(8)
Amended and Restated Certificate of Designations of the Series E Junior Participating Preferred Stock of TerreStar Corporation, incorporated herein by reference from Exhibit (a)(1) to Schedule TO filed on October 9, 2009

(g)(h)	Not Applicable.